sembcorp

RECEIVED

2008 SEP 26 A 11:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

12 September 2008

[redacted]

08005090

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
OCT 01 2008
THOMSON REUTERS

Kwong Sook May
Company Secretary

Encs

C jesstan/SgxnetAnn/SECltr

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	12-Sep-2008 17:21:36
Announcement No.	00062

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOTICE OF USE OF TREASURY SHARES
Description	
Attachments	12Sept-TreasuryShares.pdf Total size = **5K** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	11-Sep-2008 17:47:56
Announcement No.	00062

>> Announcement Details
The details of the announcement start here ...

Announcement Title *

TRANSFER OF TRANSMISSION AND DISTRIBUTION PIPELINE ASSETS TO POWERGAS

Description

SINGAPORE, September 11, 2008 - As part of the restructuring of the gas industry in Singapore, the gas transportation business is being separated from gas import, trading and retailing at the ownership level.

On September 11, 2008, the Minister for Trade and Industry made a determination under Section 98 of the Gas Act, and directed Sembcorp Gas Pte Ltd ("SembGas") to transfer its transmission and distribution pipeline assets located downstream of the SembGas receiving terminal on Jurong Island ("the Assets") to PowerGas Ltd, the licensed gas transporter under the Gas Act.

As a result, SembGas will receive compensation from the relevant parties as follows:

1) the net book value of the Assets with a 40-year depreciation period estimated at approximately S$90 million as of September 15, 2008 from PowerGas Ltd;

2) other compensation of S$35 million from the Government of Singapore; and

3) a remission from the Inland Revenue Authority of Singapore of any tax payable on the compensation to be received by SembGas.

The effective date of transfer of the Assets will be September 15, 2008.

SembGas will thus recognise a one-off gain of approximately S$25 million in its financial results for 2008. It is estimated that there will be a negative impact of approximately S$3.6 million per annum to SembGas' after tax profits for subsequent years until 2023. SembGas is a 70%-owned indirect subsidiary of Sembcorp Industries Ltd.

Notwithstanding transfer of the above Assets, SembGas will continue as an importer and retailer of natural gas in Singapore.

By Order of the Board
Kwong Sook May (Ms)
Company Secretary

- E N D -

Analysts and media, please contact:

April Lee (Ms)
Senior Vice President

Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com

Ng Lay San (Ms)
Assistant Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

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Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	11-Sep-2008 17:41:22
Announcement No.	00054

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The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	N.A.

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	177983895

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	11-09-2008	
2a	Total number of shares purchased	300000	
2b	Number of shares cancelled	0	
2c	Number of shares held as treasury shares	300000	
3a	Price paid per share# or	Currency : S$ Amount : 3.6467	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 1095736.62	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off-market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange

1	Date of Purchases		
2a	Total number of shares purchased		
2b	Number of shares cancelled		
2c	Number of shares held as treasury shares		
3	Price paid or payable per share#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cumulative Purchases

	By way of market acquisition		**By way of off-market acquisition on equal access scheme**		**Total**	
	No.	% [1]	No.	%	No.	%
Cumulative no. of shares purchased to-date [2]	3482000	0.19				

[1] Percentage of company's issued shares excluding treasury shares as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares excluding treasury shares after purchase *	1776776046
	Number of treasury shares held after purchase*	8575494

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END